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                              July 28, 2023

       Warren E. Buffett
       Chief Executive Officer
       Berkshire Hathaway Inc.
       3555 Farnam Street
       Omaha, NE 68131

                                                        Re: Berkshire Hathaway
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 17,
2023
                                                            File No. 001-14905

       Dear Warren E. Buffett:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 17, 2023

       Pay versus Performance, page 9

   1. Please identify the principal executive officer, as well as each named executive officer included in the
calculation of average non-PEO NEO compensation, and the fiscal years in which such persons
are included. You may provide this information in a footnote to the pay versus performance
table. See Regulation S-K Item 402(v)(3).
   2. It appears that you have not provided the relationship disclosures required by Regulation
                                                        S-K Item 402(v)(5).
Please provide this required disclosure. Although you may provide this information
graphically, narratively, or a combination of the two, this disclosure must be separate from the
pay versus performance table required by Regulation S-K Item
                                                        402(v)(1) and must
provide a clear description of each separate relationship indicated in subparagraphs (i),
(ii), and (iv) of Regulation S-K Item 402(v)(5). Please note, it is not sufficient to state
that no relationship exists, even if a particular measure is not used in setting compensation.
              Please contact Eric Envall at 202-551-3234 or Jennifer Zepralka at 202-551-2243 with any questions.
 Warren E. Buffett
Berkshire Hathaway Inc.
July 28, 2023
Page 2

FirstName LastNameWarren E. Buffett    Sincerely,
Comapany NameBerkshire Hathaway Inc.
                                       Division of Corporation Finance
July 28, 2023 Page 2                   Disclosure Review Program
FirstName LastName